FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Translation of a response letter dated June 17, 2004 to the Chilean Securities and Exchange Commission's Official Letter dated June 14, 2004, regarding the Financial Statements as of March 31, 2004.

  Translation of a response letter dated June 21, 2004 to the Chilean Security Exchange Commission's Official Letter dated June 18, regarding the offer letter from Telefónica Móviles

  Translation of a response letter dated June 21, 2004 to the Chilean Securities and Exchange Commission's Official Letter dated June 18, 2004, regarding the fairness opinions requested by the Company

  Translation of a response letter dated June 22, 2004 to the Chilean Security Exchange Commission's Official Letter dated June 18, regarding the Company's meetings with analysts

  Translation of a response letter dated June 22, 2004 to the Chilean Security Exchange Commission's Official Letter dated June 21, regarding the question of MBI Corredores de Bolsa

  Translation of a the Official letter dated June 25, 2004 to the Chilean Security Exchange Commission, informing the date and topics of the extraordinary shareholder's meeting related to the sale of Telefónica Móvil de Chile S.A.

  Translation of the Official letter dated June 30, 2004 to the Chilean Security Exchange Commission, informing the publication in "Diario Financiero" of the date and topics of the Extraordinary Shareholder's Meeting related to the sale of Telefónica Móvil de Chile S.A.

Item 1.

Response to the Chilean Security Exchange Commission's Official Letter regarding the Financial Statements as of March 31, 2004

Santiago, June 17, 2004

Mr. Superintendente de Valores y Seguros

In response to the Official Letter requesting additional information, dated June 14, 2004, we inform you of the following:

Equity Method (VPP)for the Society TBS Celular

The Company records its investment in TBS Celular according to the Equity Method (VPP), because it is significantly influent in CTC through the group that owns TBS Celular (Telefónica de España), as defined in the 4th paragraph of Circular No. 1,179 issued by the Superintendencia de Valores y Seguros, and in the Title II of Circular No. 1,697.

In coming to this determination, we have considered that though Telefónica CTC Chile owns directly only 2.61% of TBS Celular, its parent company, Telefónica de España, owns directly and indirectly in excess of 20% of the equity in TBS Celular.

Recognition of Results in Permanent Investments

Due to the development and dynamic of the market in which the Company operates, Telefónica CTC Chile has structured various processes to improve the disclosure of its financial and performance information, in order to provide the market with best information in the shortest amount of time possible. Because of that, the companies in the group have closed their accounting books in increasingly shorter time frames, and therefore each affiliated company has modified its accounting closing process considerably.

In this scenario, the use of financial statements of the non-consolidated subsidiaries in an average closing time of one month, generated a net differencial of Ch$7.36 million for the financial results of these companies in March 31, 2004. This figure represents 0.21% of the results of the Company at the end of this quarter.

Due to the foregoing, we respectfully request reconsideration of your request for redelivery of the financial statements in March 2004. We instead propose to include in the note "Investment in Related Companies" indicating and answering the request of your letter for the first quarter of 2004.

From now on, we intend to conduct the appropriate administrative internal proceeds to allow us to disclose the financial results of every non-consolidated entity for each quarter end, according to the current law and to indicate in an explicative note the use of VPP for our investment in TBS Celular.

Sincerely,

/s/ Franco Faccilongo F.

Franco Faccilongo F.

Chief Executive Officer (D)

Telefónica CTC Chile

Reported to the Chilean Securities and Exchange Commission on June 17, 2004.

Item 2.

Response to the Chilean Security Exchange Commission's Official Letter regarding the offer letter from Telefónica Móviles

Santiago, June 21, 2004

Mr. Hernán López Böhner

Securities Intendant

As requested in your Official Letter No. 05383 of June 18, 2004, we complement the "material event" sent May 19, 2004 regarding the agreement to sell 100% of Telefónica Móvil de Chile S.A.'s shares in to Telefónica Móvil S.A., in the following way:

1. In accordance with article 44 of Law 18,046, the Board of Directors considers that the conditions contained in the letter of offer from Telefónica Móvil S.A. are arm's length conditions similar to those usually prevailing on the market, and, under the abstention of Mr. Alvarez Pallete, it approved the sales transaction in the conditions contained in the letter of offer.

2. The Board of Directors decided to request two "fairness opinions" from two internationally prestigious banks for presentation at the extraordinary shareholders meeting that would be convened to approve the sales transaction.

3. The director's committee agreed to recommend to the board that it convene a extraordinary shareholders meeting to approve the sales transaction and request two independent opinions on the transaction from specialized financial entities, which should be available to the shareholders prior to the date of the respective meeting. Since 51% of the shares in Telefónica Móvil de Chile S.A. are declared to be an essential asset in the investment and finance policy approved by the regular shareholders meeting in April 2004, the committee advised the board of the need to convene a extraordinary shareholders meeting to approve the sale and that the transaction was governed by article 44 of Law 18,046, so the requirements could be an absolute majority of the shares present at the meeting or two-thirds of the voting shares issued by the Company, if the shareholders representing at least 5% of the shares so requested.

Finally, I am enclosing a photocopy of the letter of offer sent by Telefónica Móvil S.A. on May 18, 2004.

Sincerely,

Rafael Zamora Sanhueza

General Manager (D)

Reported to the Chilean Securities and Exchange Commission on June 21, 2004.

(English Translation)

Santiago, May 18, 2004

Telefónica CTC Chile S.A.

Mr. D. Claudio Muñoz

General Manager

Dear Mr. Muñoz:

We address you as the representative of Telefónica CTC Chile S.A. (hereinafter the "Seller" or"CTC").

Through this binding and irrevocable letter of offer, save the conditions mentioned herein (hereinafter the "Letter of Offer"), Telefónica Móviles S.A. (TEM) wishes to set down the essential terms and conditions under which it would be willing to acquire all of the shares representing 100% of the equity capital in its subsidiary Telefónica Móvil de Chile S.A. (hereinafter the "Company"), which, if the transaction is approved by the CTC Board of Directors, will be developed and expanded in regard to those points that require such development and expansion in a final share purchase agreement.

We will hereinafter refer to the purchase of all (and no less than all) of the shares representing the capital in the Company by TEM as the "Proposed Purchase," and to the shares involved in the purchase as the "Equity Interest."

The consummation of the Proposed Purchase is subject to the conditions set down in point 8 of letter (a) below.

A. Conditions of the Proposed Purchase

1. Purchaser

The equity interest in the Company will be acquired by TEM or by any of its affiliates. A company shall be understood to be an affiliate of TEM if it is controlled thereby, controls TEM or is under direct or indirect control of the controller of TEM.

2. Proposed Calendar

TEM would be willing to make its best efforts to quickly consummate the proposed purchase and proposes the following calendar for that purpose:

5/18/04	-	Approval of the Proposed Purchase and of the contents of the Letter of Offer by the Audit Committee and the Board of Directors of CTC.
	-	Convocation of the Extraordinary Shareholders Meeting of CTC to approve the proposed purchase.
	-	The commencement of the drafting of a Share Purchase Purchase agreement and of the remaining agreements necessary to consummate the proposed purchase (hereinafter the "Final Documentation").
Prior to the shareholders meeting	-	A final agreement on the Final Documentation.
5/20/04 + 60 days	-	Approval of the Proposed Purchase by the Extraordinary Shareholders Meeting of CTC under a majority of votes required pursuant to the applicable laws and by-laws.
	-	Signature of the final documentation.
	-	Closing.

3. Price

The purchase price of the equity interest will be USD1,006,875,999 (hereinafter the "Price").

The price has been calculated by TEM under the following premises:

(i) The debt of the Company totaled CLP 155,166,600,227 as of March 31, 2004 (equal to USD 243,124,001) at the observed dollar exchange rate on May 17, 2004, equal to CLP 638.22 per USD 1.

(ii) The debt of the Company on the closing date will be no higher than USD 10,000,0000 or the equivalent in CLP to the figure mentioned in numeral (i) above, according to the average CLP / USD exchange rates at the closing for the last five business days prior to the closing date.

The Final Documentation will include a mechanism whereby the price will be automatically adjusted if the debt of the Company on the closing date is greater than the amount indicated in numeral (ii) above.

For purposes of this Letter of Offer, debt of the Company shall be understood to be the following obligations: (a) payment obligations for loans, credits or any other type of finance transaction; (b) payment obligations because of bonds, promissory notes, convertible notes or similar instruments; (c) a mercantile current account with CTC; (d) debt acknowledgements by CTC in favor of the Company; (e) payment obligations under financial leases, except for those indicated in Note 19 to the Financial Statements of the Company as of March 31, 2004, corresponding to the offices and vehicles of the Company; (f) payment obligations because of the postponed payment of the purchase or lease of goods and services (excluding the payment obligations occurring in the normal course of business, but considering that any postponed payment that accrues interest is debt); (g) net payment obligations under interest rate, exchange rate or similar derivative transactions; (h) payment obligations because of the repurchase of redeemable or convertible securities assumed by the Company; (i) any of the obligations indicated in letters (a) to (h) assumed by other persons assuming that such obligations have been secured in any way by the Company; and (j) any other obligation that may be considered financial debt according to the generally accepted accounting principles of the Republic of Chile. Debt of the subsidiaries shall also be deemed debt of the Company.

Telefónica CTC Chile further declares that:

(y) The Company records no interest-accruing liabilities as of March 31, 2004 except for the mercantile current account with CTC, the debt acknowledgements by CTC in favor of the Company and those indicated in Note 19 of the Financial Statements of Company as of March 31, 2004 corresponding to financial leases for the offices and vehicles of the Company.

(z) The Company has no off-balance sheet liabilities as of this date.

CTC will assume as part of the price any liability that arises from omissions in the declarations in letters (y) and (z) above through the Closing date.

4. Signed Contracts between the Seller and the Company

After the Closing Date, the Seller and the Company should maintain all contracts binding at this time upon the Company and CTC in force in the same terms and conditions and through the expiration date thereof according to the terms and conditions prevailing on May 1, 2004, save the mercantile current account agreement and the debt acknowledgements for the credits granted by Chase and EKN-Citibank.

5. Form of Payment

5.1 Payment of the Price

The Price will be paid by TEM in cash, in USD, on the Closing Date, by means of a transfer to the current account determined by the Seller and notified to TEM at least five (5) days in advance of the Closing Date.

Assuming that, provided all pertinent approvals have been obtained, the Closing could be conducted but is not for reasons attributable to TEM, the price will be begin to accrue interest from the date when the Closing could have taken place to the date of actual payment of the price by TEM, at the three-month Libo Interest Rate on the Reuters Screen or such other that replaces it at the fixing time on the day when the Closing should have taken place, or on the next succeeding business day if such Closing date were a non-business day.

5.2 Payment of the Debt

On the closing date, the Company shall also pay, through a cash payment in CLP, all debt it has outstanding on the closing date with CTC without any commissions, fines or penalties for prepayment or early payment. On the closing date, CTC will issue a letter of payment for the amounts thus paid and declare that after such payment, the Company owes no sum to CTC for the following reasons: the mercantile current account agreement and debt acknowledgements for the credits granted by Chase and EKN-Citibank, and consider such relations terminated.

6. Closing

The final transfer of the Equity Interest and payment of the Price and Debt between CTC and the Company (the "Closing") will take place in the principal offices of CTC on the day of the Extraordinary Shareholders Meeting of CTC approving the Proposed Purchase.

7. Management of the Company. Representations and Warranties.

From the date of acceptance of this Letter of Offer by the CTC Board of Directors through the Closing date, the Company shall be managed diligently, in the ordinary course of its business and according to past practices. The Final Documentation will also contain the usual representations and warranties in this type of transaction.

8. Conditions for the Execution of the Proposed Purchase

The Closing of the Proposed Purchase will be conditioned to:

(a) An agreement between TEM and the Seller on the construction of the Final Documentation;

(b) Approval of the Proposed Purchase by the Audit Committee and the Board of Directors of the Seller;

(c) Approval of the Proposed Purchase by the Extraordinary Shareholders Meeting of the Seller, according to the majorities that are applicable by law or the by-laws;

(d) No change in the actual situations and conditions of the Chilean or world economic environment from the date of signature of the Letter of Offer to the closing date that might have a material adverse effect on the business, the expectations or financial results of the Company.

(e) No charges, liens or third-party rights regarding the equity interest on the Closing Date;

(f) Obtainment by CTC of approvals from the creditors that are necessary, as provided in the debt agreements indicated in Schedule A of this Letter of Offer, although this condition will not apply if TEM obtains firm offers from prime financial entities prior to the Closing date that will allow CTC to substitute the debt of CTC under the agreements listed in Schedule A under the same actual conditions on the Closing date.

9. Obligations of CTC and TEM

Assuming approval of the Proposed Purchase by the Board of Directors and Extraordinary Shareholders Meeting of CTC:

(a) CTC and TEM will promise to adopt all decisions and all measures that are necessary or convenient to implementing the Proposed Purchase in the terms and conditions described in this Letter of Offer as soon as possible.

(b) CTC will promise not to negotiate the possible transfer of the equity interest with any third party from the date of signature of this Letter of Offer by CTC to the date that is the later of: (i) the Closing date, or (ii) the date when the CTC shareholders meeting convened to approve the Proposed Purchase votes against it.

(c) CTC and TEM promise to negotiate the Final Documentation in good faith, according to the terms and conditions contained in this Letter of Offer, in order to implement the Proposed Purchase with the utmost celerity.

Furthermore, assuming approval of the Proposed Purchase by the CTC Board of Directors, CTC promises to convene a Extraordinary Shareholders Meeting of CTC to vote on the Proposed Purchase, which shall be held no later than sixty (60) days after the date of approval of this Letter of Offer by the CTC Board of Directors.

B. TRANSACTION EXPENSES

TEM and the Seller shall assume their respective expenses incurred in preparing and negotiating the Proposed Purchase. If the Proposed Purchase is ultimately not consummated, none of the parties shall be liable for, nor assume, the expenses of the other party.

C. NO COMPETITION

The Final Documentation will include a commitment of the Seller not to acquire and/or participate directly or indirectly in the ownership or management of a Company in the mobile telephony sector now existing on the Chilean market and/or to acquire in any way or participate in the management of a mobile telephony concession in the period of two years as from the Closing date.

D. VALIDITY AND BINDING EFFECT OF THE LETTER OF OFFER

The terms and conditions set down in this Letter of Offer will be valid through midnight (in Santiago, Chile, on May 20, 2004). On an exceptional basis, TEM may extend the validity of the terms and conditions set down in this Letter of Offer.

If this Letter of Offer is approved by the CTC Board of Directors and signed by a representative thereof prior to the aforesaid expiration date or extension thereof, as the case may be, this Letter of Offer will be deemed binding upon the parties according to its terms and conditions.

In any case, this Letter of Offer shall be deemed invalid if the Final Documentation has not been signed prior to October 31, 2004, even though this Letter of Offer has been accepted.

E. CONFIDENTIALITY

TEM and the Seller as well as the respective representatives thereof and the employees for which they are responsible promise to maintain confidentiality regarding the negotiations under way, the Proposed Purchase as well as the existence of this Letter of Offer.

Should TEM or the Seller be requested to disclose the contents of the confidential information by authorities or be obligated to do so by law, they shall give written notice thereof 24 hours in advance to the other party, provided it is materially possible given the period imposed for a response, in order for both to be able to agree upon the information that will finally be disclosed.

Save the exception in the previous paragraph, any public disclosure regarding the Proposed Purchase should be previously agreed upon by the parties.

F. PREPARATION OF FINAL DOCUMENTATION

TEM shall prepare the drafts of the Final Documentation for implementation of the Proposed Purchase and send them to CTC as soon as possible after the approval of the Proposed Purchase by the Seller's Board of Directors.

G. GOVERNING LAW

This Letter of Offer will be construed and governed in accordance with the stipulations in the laws of the Republic of Chile.

TEM and the Seller agree to submit any dispute or claim in relation to this Letter of Offer, its existence, validity, interpretation or voidance, to arbitration-at-law that will be conducted in New York City (USA) before an arbitrator appointed by the American Arbitration Association and according to the rules thereof. They specifically waive any other applicable jurisdiction.

H. NOTICES

Any notice to TEM and to the Seller should be given in writing at the following addresses:

Telefónica Móviles S.A.

Goya 24, 28001 Madrid

Attention: Antonio Hornedo Muguiro

Fax: +34 91 423 4016

E-mail: hornedo_a@telefonicamoviles.com

Telefónica CTC Chile S.A.

Providencia 111, 24th floor

Attention: Cristián Aninat Salas

Fax: 691 2015

E-mail: caninat@ctc.cl

If the foregoing merits your acceptance, we ask that you acknowledge it by signature and return to us of a signed copy of this Letter of Offer.

Sincerely,

Telefónica Móviles S.A.

Antonio Viana-Baptista

Signed by:

Received and accepted

Telefónica CTC Chile S.A.

Claudio Muñoz Z

Signed by:

SCHEDULE A

(i) Credit agreement signed with ABN AMRO for US$ 150,000,000 in 2003.

(ii) Credit agreement signed with BBVA for US$ 200,000,000 in 2001.

(iii) Credit agreement signed with ABN AMRO for US$ 150,000,000 in 2002.

(iv) Bilateral credit agreements amounting to US$ 46,000,000.

(v) A local credit agreement for US$ 100,000,000.

(vi) A local Bond Issue for US$ 140,000,000.
  A U.S. Bond Issue for US$385,000,000.

Item 3.

Response to the Chilean Security Exchange Commission's Official Letter regarding the fairness opinions requested by the Company

Santiago, June 21, 2004

Mr. Hernán López Böhner

Securities Intendant

Dear Mr. López:

In response to your Official Letter No. 05381 dated June 18, 2004, please be advised of the following:

In response to your petition to remove the confidentiality from the opinions issued by JP Morgan Securities Inc. and ABN AMRO Finance (Chile) in relation to the purchase offer made by Telefónica Móviles S.A. for all of the shares in Telefónica Móvil Chile S.A., under due authorization from the board of directors, we remove the confidentiality from such documents.

We also enclose the corresponding translations of the fairness opinions into Spanish, prepared by the Company and certified by the General Manager (D), Mr. Rafael Zamora.

Sincerely,

Rafael Zamora Sanhueza

General Manager (D)

Reported to the Chilean Securities and Exchange Commission on June 21, 2004.

ABN AMRO

Confidential

June 10, 2004

The Board of Directors

Compañía de Telecomunicaciones de Chile S.A.

Avenida Providencia 111

Santiago - Chile

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Compañía de Telecomunicaciones de Chile S.A. (the "Company") of the consideration to be received by the Company in the proposed sale (the "Transaction") of the Company's wholly-owned subsidiary Telefónica Móvil Chile S.A. (the "Subsidiary") to Telefónica Móviles, S.A. (the "Purchaser"). Pursuant to the offer letter dated as of May 18, 2004 (the "Offer"), the Purchaser offered the Company to purchase 100% of the capital stock of the Subsidiary for US$1,006,875,999 in cash plus the assumption of certain debt of the Subsidiary outstanding as of the date of closing of approximately US$243,124,001.

In arriving at our opinion, we have (i) reviewed the Offer; (ii) reviewed certain publicly available business and financial information concerning the Subsidiary and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Subsidiary with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the business of the Subsidiary; and (vi) performed such other financial studies and analyses and considered such other information as we, in our absolute discretion, deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Subisidiary with respect to certain aspects of the Transaction, and the past and current business operations of the Subsidiary, the financial condition and future prospects and operations of the Subsidiary, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and the Subsidiary or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Subsidiary to which such analyses or forecasts relate. We have also assumed that the Transaction will be consummated as described in the Offer. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Company (cash consideration plus assumption of debt) in the proposed Transaction and we are not making any recommendation with respect to the Offer or its commercial merits, which are matters solely for the Board of Directors of the Company.

We understand that the board of directors of the Company had already approved and accepted the Offer prior to the time that we were retained. Consequently, we did not analyze or provide advice concerning any alternatives to the Transaction, we did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Subsidiary or with respect to any other transaction, we did not provide advice concerning the structure of the Transaction, the specific amount of the consideration, the contractual terms of the Transaction or any other aspects of the Transaction and we did not participate in the negotiation of the Transaction. We have not reviewed the definitive documentation relating to the Transaction, as we understand that such documentation has not yet been prepared. As a result, we assume that the terms of the Transaction set forth in the Offer are the most beneficial terms from the Company's perspective that could be negotiated among the parties to the Transaction and that the definitive documentation, when finally negotiated and executed, will be consistent, in form and substance, with the Offer and with documentation customarily used in transactions similar to the Transaction.

We will receive a fee from the Company for the delivery of this opinion; however, our fee is payable whether or not the Transaction is completed.

Please be advised that we have had and continue to have significant and ongoing financial advisory, lending and other relationships with the Company, the Purchaser and their respective affiliates. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company, the Subsidiary or the Purchaser for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion are delivered they are provided only for ease of reference, have no legal effect and we make no representation as to (and accepts no liability in respect of) the accuracy of any such translation.

This letter and our obligations to the Board of Directors of the Company hereunder shall be governed by and construed in accordance with the laws of the State of New York and any claims or disputes arising out of, or in connection with, this letter shall be subject to the exclusive jurisdiction of the courts of the Borough of Manhattan, The City of New York, New York, United States of America.

This letter is provided solely to and for the benefit of the Board of Directors and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, employee or creditor of the Company or any other person or be used for any other purpose. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the Company in the proposed Transaction is fair, from a financial point of view, to the Company.

Very truly yours,

For and on behalf of:

ABN AMRO Finance

JP Morgan

Confidential

June 10, 2004

The Board of Directors

Compañía de Telecomunicaciones de Chile S.A.

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Compañía de Telecomunicaciones de Chile S.A. (the "Company") of the consideration to be received by the Company in the proposed sale (the "Transaction") of the Company's wholly-owned subsidiary Telefónica Móvil Chile S.A. (the "Subsidiary") to Telefónica Móviles, S.A. (the "Purchaser"). Pursuant to the offer letter dated as of May 18, 2004 (the "Offer"), the Purchaser offered the Company to purchase 100% of the capital stock of the Subsidiary for US$1,006,875,999 in cash plus the assumption of certain debt of the Subsidiary outstanding as of the date of closing of approximately US$243,124,001.

In arriving at our opinion, we have (i) reviewed the Offer; (ii) reviewed certain publicly available business and financial information concerning the Subsidiary and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Subsidiary with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the business of the Subsidiary; and (vi) performed such other financial studies and analyses and considered such other information as we, in our absolute discretion, deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Subisidiary with respect to certain aspects of the Transaction, and the past and current business operations of the Subsidiary, the financial condition and future prospects and operations of the Subsidiary, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and the Subsidiary or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Subsidiary to which such analyses or forecasts relate. We have also assumed that the Transaction will be consummated as described in the Offer. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Company (cash consideration plus assumption of debt) in the proposed Transaction and we are not making any recommendation with respect to the Offer or its commercial merits, which are matters solely for the Board of Directors of the Company.

We understand that the board of directors of the Company had already approved and accepted the Offer prior to the time that we were retained. Consequently, we did not analyze or provide advice concerning any alternatives to the Transaction, we did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Subsidiary or with respect to any other transaction, we did not provide advice concerning the structure of the Transaction, the specific amount of the consideration, the contractual terms of the Transaction or any other aspects of the Transaction and we did not participate in the negotiation of the Transaction. We have not reviewed the definitive documentation relating to the Transaction, as we understand that such documentation has not yet been prepared. As a result, we assume that the terms of the Transaction set forth in the Offer are the most beneficial terms from the Company's perspective that could be negotiated among the parties to the Transaction and that the definitive documentation, when finally negotiated and executed, will be consistent, in form and substance, with the Offer and with documentation customarily used in transactions similar to the Transaction.

We will receive a fee from the Company for the delivery of this opinion; however, our fee is payable whether or not the Transaction is completed.

Please be advised that we have had and continue to have significant and ongoing financial advisory, lending and other relationships with the Company, the Purchaser and their respective affiliates. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company, the Subsidiary or the Purchaser for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion are delivered they are provided only for ease of reference, have no legal effect and we make no representation as to (and accepts no liability in respect of) the accuracy of any such translation.

This letter and our obligations to the Board of Directors of the Company hereunder shall be governed by and construed in accordance with the laws of the State of New York and any claims or disputes arising out of, or in connection with, this letter shall be subject to the exclusive jurisdiction of the courts of the Borough of Manhattan, The City of New York, New York, United States of America.

This letter is provided solely to and for the benefit of the Board of Directors and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, employee or creditor of the Company or any other person or be used for any other purpose. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the Company in the proposed Transaction is fair, from a financial point of view, to the Company.

Very truly yours,

J.P. MORGAN SECURITIES INC.

Item 4.

Response to the Chilean Security Exchange Commission's Official Letter regarding the Company's meetings with analysts

Santiago, June 22, 2004

Mr. Hernán López Böhner

Securities Intendant

Dear Mr. López:

In response to your Ordinary Letter No. 05382 dated June 18, 2004, please be advised of the following:

For many years now, the Company has had the practice of holding regular meetings with national or foreign investors and/or creditors to bring them current on the general situation of the Company. These meetings have been scheduled sufficiently in advance. They are verbal meetings where we provide no documents and merely comment on the economic-financial situation of the Company based on information previously sent to the Superintendency of Securities and Insurance. At this opportunity we explain the different scenarios of the tariff decree of the Company that is with the Chilean General Controller for recordation, etc.

Those meetings coincided with the decision of the Board of Directors to accept the Offer Letter of Telefónica Móvil S.A. for the sale of all of the shares of the subsidiary Telefónica Móvil de Chile S.A., and we took advantage of the opportunity to explain the general conditions of the sales transaction, information that is also public knowledge. In regard to this letter, explanatory meetings have been held with different national shareholders upon request.

Furthermore, as a result of the sales transaction, we held confidential meetings with different lending banks of the Company to explain the transaction and ask that they amend the credit agreements since the sale of the subsidiary goes beyond the limit of 5% of the company's assets established in the agreements.

Lastly, all additional information on the transaction will be available to shareholders prior to the extraordinary shareholders meeting, as provided in article 54 of Law 18,046.

The directors and executives of the Company have complied with Circular 705 of May 18, 1987 since all legal, economic and financial information referring to relevant aspects of the course of the Company's business or that may have a significant impact on the same has been advised simultaneously to all shareholders with the same scope and depth, and to the Superintendency and securities exchanges.

Therefore, although the information on the meetings in "Diario Financiero" is true, I must clarify that at those meetings, we have only commented on the data and information that does not differ from what has been made publicly available to shareholders.

Sincerely,

Claudio Muñoz Zuñiga

General Manager

Reported to the Chilean Securities and Exchange Commission on June 22, 2004.

Item 5.

Response to the Chilean Security Exchange Commission's Official Letter regarding a question of MBI Corredores de Bolsa

Santiago, June 22, 2004

Mr. Hernán López Böhner

Securities Intendant

Dear Mr. López:

As requested in your Ordinary Letter No. 05413 of June 21, 2004, I am enclosing a photocopy of the letter of response by the Company on June 15th of this year in answer to the presentation made by MBI Corredores de Bolsa S.A. on May 28th of this year.

Sincerely,

Claudio Muñoz Zuñiga

General Manager

Reported to the Chilean Securities and Exchange Commission on June 22, 2004.

Santiago, June 15, 2004

Mr. Alvaro Claro M.

Chairman

MBI Corredores de Bolsa S.A.

Presidente Riesco 5711 of 602

On behalf of Bruno Philippi, Chairman of Compañía de Telecomunicaciones de Chile's Board, I am responding to your letter received on May 28, 2004.

I inform you that on the same date, various shareholders as a group, representing more than 5% of the oustanding shares with voting power of the Company and, according to Article 44, Law 18,046, requested to call an extraordinary shareholder's meeting to approve or to refuse, with the quorum indicated in the legal disposition, the sale of Telefónica Móvil de Chile S.A. to Telefónica Móviles S.A..

As of June 2, the Company informed to these shareholders that the Board had proposed to call an extraordinary shareholders' meeting in the next 60 days, and that the quorum of approval will be the indicated in the legal disposition.

Sincerely,

Cristián Aninat

Secretary of the Board

Item 6.

Official letter dated June 25, 2004 to the Chilean Security Exchange Commission, informing the date and topics of the extraordinary shareholder's meeting related to the sale of Telefónica Móvil de Chile S.A.

Mr. Superintendente de Valores y Seguros

As mencioned in Articles 44 and 63 of the Law N18,046 and the section II of the General Condition Rule N30 of the Chilean Security Exchange Commission, we inform that the Board of Compañía de Telecomunicaciones de Chile S.A. has agreed to call an extraordinary shareholder's meeting for July 15, 2004, at 12:00 P.M., in Auditorium "Claudio García Swears" located in the headquarter of the Company, in Av. Providencia N 111, Santiago, to decide on the following topics:

  Approval of the sale of 100% of Telefónica CTC Chile's equity stake in its subsidiary Telefónica Móvil de Chile S.A.

  Approval of modification of the Investment and Financing Strategy, subject to the approval of the proposed sale.

  Approval of distribution of a gross dividend of US$0.626856 per share to be charged against retained earnings as of December 31, 2003, subject to the approval and payment of the proposed sale.

Owners of shares registered in the shareholder's register 5 days before this meeting, will have the right to participate in the extraordinary shareholder's meeting. The power of qualification of the meeting, if proceeds, will be held on July 15, 2004, between 9:00 A.M. and the time of starting of the extraordinary shareholder's meeting, in the same place of the meeting.

According with Circular 705 of the Chilean Security Exchange Commission, we attach an explicative document of the topics to discuss in this meeting, which will be deliver to shareholder's with the notice of the meeting.

Sincerily,

Claudio Muñoz Zúñiga

Chief Executive Officer

Compañía de Telecomunicaciones de Chile S.A.

Reported to the Chilean Securities and Exchange Commission on June 25, 2004.

Dear Shareholders:

The present document contains a brief explanation of the topics to be discussed in te extraordinary shareholder's meeting that will be held on July 15, 2004.

  Approval of the sale of 100% of Telefónica CTC Chile's equity stake in its subsidiary Telefónica Móvil de Chile S.A.

  On May 18, 2004, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. ("Telefónica CTC Chile" or the "Company") approved to recommend to shareholders the approval of the offer made by Telefónica Móviles S.A ("TEM") to acquire 100% of the Company's subsidiary, Telefónica Móvil de Chile S.A. The price offered by TEM is US$1,250 million, considering the payment of US$1,007 million for Telefónica Móvil de Chile S.A.'s total number of shares, plus the payment of the debt that Telefónica Móvil de Chile S.A. has with Telefónica CTC Chile at the closure of the transaction. As of March 31, 2004, this debt totaled US$243 million.

  Currently, Telefónica S.A. holds a 43.6% participation in Telefónica CTC Chile and also holds a 92.44% controlling interest in TEM.

  As a related party transaction and in accordance with Chilean Corporate Governance Law, this transaction was previously examined and unanimously approved by the Company's Director's Committee, which is made up of three Directors, two of whom are elected by the minority shareholders.

  Telefónica CTC Chile's By-laws and the Company's Investment and Financing Strategy provide that, as "essential assets" (51% of the shares of Telefónica Móvil de Chile S.A. are recorded as an essential asset of the Company), their sale requires the approval by shareholders at an Extraordinary Shareholders' Meeting.

  The sale should be approved by 2/3 of the total shares with voting rights, according to Art.44 of the Chilean Corporate Governance Law.

  ABN AMRO and JP Morgan banks, trough written opinions, consider that the price of sale was fair. These documents are available for shareholders in the Company's headquarter, Av Providencia N 11, 22th floor, Santiago.

  If the sale was approved, this transaction will generate a non-operating income after taxes of approximatelly US$420 million.

  Approval of modification of the Investment and Financing Strategy, subject to the approval of the proposed sale.

  Subject to the approval of the proposed sale, the Company's current Investment and Financing Strategy approved in April 2004 at the Company's General Shareholders' Meeting, must be modified in order to eliminate 51% of the shares of Telefónica Móvil de Chile S.A. as esential asset.

  Additionaly, it is considered to eliminate any reference of mobile telephony and mobile communications of the 2004 Investment and Financing Policy, because the purchase offer of Telefónica Móvil de Chile S.A. set that the Company can't participate in the mobile telephony business for a term of 2 years since the date of the sale.

  Approval of distribution of a gross dividend of US$0.626856 per share to be charged against retained earnings as of December 31, 2003

Subject to the approval and payment of the proposed sale, the Board of Directors of the Company has agreed to propose to the Extraordinary Shareholders' Meeting the distribution of a gross dividend of US$0.626856 per share (equivalent to US$2.507424 per ADR) payable in Chilean pesos, conditoned to the approval and payment of the price of sale before mentioned.

The total gross dividend of approximately US$600 million will be charged to the Company's retained earnings as of December 31, 2003, as approved by the 2004 General Shareholders' Meeting.

The gross dividend's date of payment will be determinated in the Extraordinary Shareholders' Meeting and a notice will be issued in a timely manner.

Additionaly, the Board agreed to distribute an interim dividend of US$0.208952 per share, payable in Chilean pesos, on the same payment date as the dividend approved by shareholders. The total amount of the interim dividend is approximately US$200 million, paid against 2004 net income. The interim dividend and its date will be ratified by the Board after the Extraordinary Shareholder's Meeting. This dividend is also conditioned to the approval and materialization of the Telefónica Móvil de Chile S.A.'s sale.

Item 7.

Official letter dated June 30, 2004 to the Chilean Security Exchange Commission, informing the publication in "Diario Financiero" of the date and topics of the Extraordinary Shareholder's Meeting related to the sale of Telefónica Móvil de Chile S.A.

Mr. Superintendente de Valores y Seguros

According to your request, we are attaching a copy of the "Diario Financiero's" publication dated June 10, 2004, regarding the first notice of Compañía de Telecomunicaciones de Chile S.A.'s Extraordinary Shareholder's Meeting.

Addtionaly, we communicate that the second notice will be published on July 7, 2004 and the third notice will be published on July 14, 2004, both in "Diario Financiero".

Sincerely,

Isabel Margarita Bravo

Finance Manager

Reported to the Chilean Securities and Exchange Commission on June 30, 2004.

(English translation)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

Register N 0009 in the Registration Value

Open Society

EXTRAORDINARY SHAREHOLDER'S MEETING

We inform that the Board of Compañía de Telecomunicaciones de Chile S.A. has agreed to call an extraordinary shareholder's meeting for July 15, 2004, at 12:00 P.M., in Auditorium "Claudio García Swears" located in the headquarter of the Company, in Av. Providencia N 111, Santiago, to decide on the following topics:

  Approval of the sale of 100% of Telefónica CTC Chile's equity stake in its subsidiary Telefónica Móvil de Chile S.A.

  Approval of modification of the Investment and Financing Strategy, subject to the approval of the proposed sale.

  Approval of distribution of a gross dividend of US$0.626856 per share to be charged against retained earnings as of December 31, 2003, subject to the approval and payment of the proposed sale.

Participation in the Meeting and power qualifications.

Owners of shares registered in the shareholder's register 5 days before this meeting, will have the right to participate in the extraordinary shareholder's meeting. The power of qualification of the meeting, if proceeds, will be held on July 15, 2004, between 9:00 A.M. and the time of starting of the extraordinary shareholder's meeting, in the same place of the meeting.

CHIEF EXECUTIVE OFFICER

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer